================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2006

Commission File Number: 000-50393


                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.             Form 20-F [ ]  Form 40-F [x]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                                   SIGNATURES:

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.

November 8, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


                            NEUROCHEM REPORTS RESULTS
                        FOR THIRD QUARTER OF FISCAL 2006
      Neurochem will host a conference call on Thursday, November 9, 2006, at 8:30 A.M. ET.
--------------------------------------------------------------------------------

LAVAL, Quebec, November 8, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the third quarter ended September 30, 2006. The Company reported a net loss of $18,520,000 ($0.48 per share), compared to $21,074,000 ($0.58 per share) for the corresponding period last year. The decrease is mainly due to a reduction in general & administrative expenses. For the nine-month period ended September 30, 2006, the net loss amounted to $56,028,000 ($1.45 per share), compared to $56,738,000 ($1.65 per share) for the same period last year. Research and development (R&D) expenses amounted to $14,461,000 this quarter compared to $13,945,000 for the same period last year. For the nine-month period, R&D expenses were $42,529,000 compared to $38,807,000 for the corresponding period of the previous year. The increase in R&D expenses in the nine-month period is primarily due to expenses incurred in relation to the development of tramiprosate (ALZHEMED(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (ALZHEMED(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD).

As at September 30, 2006, the Company had available cash, cash equivalents and marketable securities of $26,769,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by a subsidiary of Picchio Pharma Inc. (Picchio Pharma).

"Neurochem is going through a very important stage in its development as it approaches the potential commercialization of its first product candidate," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO. "The company has filed a complete response to the FDA for the approvable letter for KIACTA(TM) and now awaits a response from the FDA. At the same time, coinciding with the last patient's visit, we expect to complete our North American Phase III clinical trial in January 2007 for ALZHEMED(TM), a potential breakthrough treatment that could stop or slow the progression of Alzheimer's disease. The important progress we have made on these two core product candidates, as well as our sound financial base including the senior convertible notes along with the equity line of credit, positions Neurochem well as we move forward," Dr. Bellini concluded.

CONFERENCE CALL

Neurochem will host a conference call on November 9, 2006, at 8:30 A.M ET. The telephone numbers to access the conference call are 1-416-644-3426 or 1-866-249-2157. A replay of the call will be available until Thursday, November 16, 2006. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525. The access code for the replay is 21208556#

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the nine-month period ended September 30, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2006, the net loss amounted to $18,520,000 ($0.48 per share), compared to $21,074,000 ($0.58 per share) for the corresponding period last year. For the nine-month period ended September 30, 2006, the net loss amounted to $56,028,000 ($1.45 per share), compared to $56,738,000 ($1.65 per share) for the same period last year.

Revenue from collaboration agreement amounted to $607,000 for the current quarter ($1,822,000 for the nine-month period), compared to $750,000 for the same period last year ($2,777,000 for the nine-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA(TM) - formerly FIBRILLEX(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In August 2006, the Company received an approvable letter from the FDA for eprodisate (KIACTA(TM)), following the Company's New Drug Application submitted in February 2006. In this letter, the FDA requested additional efficacy information, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT clinical study should be submitted as part of a Phase 4 (post approval) commitment. The Company submitted a complete response to the FDA on October 16, 2006. Neurochem is also seeking marketing approval for eprodisate (KIACTA(TM)) for the treatment of AA amyloidosis in the European Union. The Company's Marketing Authorization Application has been validated by the European Medicines Agency (EMEA) in September 2006, which confirmed that the regulatory review has started.

Reimbursable costs revenue amounted to $170,000 for the current quarter ($605,000 for the nine-month period), compared to $170,000 for the same period last year ($827,000 for the nine-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA(TM))-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $14,461,000 for the current quarter ($42,529,000 for the nine-month period), compared to $13,945,000 for the same period last year ($38,807,000 for the nine-month period). The increase in the nine-month period is primarily due to expenses incurred in relation to the development of tramiprosate (ALZHEMED(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (ALZHEMED(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). The 18-month North American Phase III clinical trial is expected to be completed in January 2007. This trial is being conducted in close to 70 clinical centers in the U.S. and in Canada, with 1,052 mild-to-moderate AD patients enrolled. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial is conducted in approximately 70 centers in ten European countries. As of September 30, 2006, 641 patients had been successfully screened in the European clinical trial, of which 564 were randomized; the remaining 77 patients are expected to be randomized and included in the clinical trial. Enrollment for the European clinical trial is expected to be completed in the fall of 2006. The Phase III clinical trials for tramiprosate (ALZHEMED(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In May 2006, the Company started an 18-month open-label extension study for patients who have completed the ongoing North American Phase III clinical trial for tramiprosate (ALZHEMED(TM)). For the quarter and nine-month period ended September 30, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (KIACTA(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits and grants amounted to $434,000 this quarter ($1,463,000 for the nine-month period), compared to $1,704,000 for the corresponding period last year ($2,664,000 for the nine-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development

Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits recorded during the third quarter of 2005, claimed in respect to eligible research and development taxable benefits on stock options for 2005 and prior years.

Other research and development charges amounted to $1,277,000 for the current quarter. In 2006, the Quebec taxation authorities proposed retroactive changes in the application of the tax credit program that would deny tax credits on eligible research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined that the criteria for recognition of these credits was no longer met and recorded a provision for these research tax credits.

General and administrative expenses totaled $3,042,000 for the current quarter ($9,850,000 for the nine-month period), compared to $6,737,000 for the same quarter last year ($17,819,000 for the nine-month period). The decrease is primarily attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech International, Inc. (now known as Immtech Pharmaceuticals, Inc. and referred to herein as Immtech). See Arbitral award below.

Arbitral award amounted to $2,089,000 (approximately U.S. $1.9 million) for the nine-month period and relates to the dispute with Immtech. In June 2006, the International Chamber of Commerce (the ICC) issued its Final Award (Final Award) in the arbitration dispute involving Neurochem and Immtech. The dispute concerns an agreement entered into between Immtech and Neurochem in 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech's claims. On August 12, 2003, Immtech brought claims against Neurochem in legal proceedings filed with the Federal District Court for the Southern District of New York, U.S.A. The dispute was presented to an arbitral tribunal (the Tribunal) convened in accordance with the rules of the ICC. An evidentiary hearing before the Tribunal was held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the Agreement, Immtech was awarded U.S. $35,000 in damages, plus interest thereon. All of Immtech's tort claims were rejected, as were its claims for injunctive relief and equitable relief; the Tribunal also denied Neurochem's counterclaims. Immtech was awarded only a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. On July 10, 2006, Immtech submitted an application in the form of a letter to the Tribunal and the ICC seeking a determination by the Tribunal of an issue Immtech asserted the Tribunal did not decide; specifically, Immtech claimed that certain Neurochem "inventions", and pending patent applications relating thereto, should be assigned to, and therefore be owned by Immtech and that the Final Award failed to distinguish between the issue of ownership -- as distinct from the issue of inventorship. On July 28, 2006, Neurochem filed a response opposing Immtech's request for a further determination with respect to ownership of the Neurochem inventions and pending patent applications. The Tribunal issued an Addendum to the Final Award dated September 21,

2006, in which it denied Immtech's request to make a further determination A status conference before the Federal District Court for the Southern District of New York on the matter of the stayed litigation between Immtech and two universities, on the one hand, and Neurochem, on the other hand, (the Litigation) is scheduled for mid-November. Despite the outcome of the arbitral proceedings, the outcome of the Litigation and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for loss has been recorded by the Company in connection with the Litigation.

Reimbursable costs amounted to $170,000 for the current quarter ($605,000 for the nine-month period), compared to $170,000 for the same period last year ($827,000 for the nine-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA(TM)) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $1,064,000 for the current quarter ($2,996,000 for the nine-month period), compared to $868,000 for the corresponding quarter last year ($3,930,000 for the nine-month period). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The decrease in the nine-month period is attributable to expenses of $1,441,000 recorded in the second quarter of 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Depreciation, amortization and write-off of patents amounted to $424,000 for the current quarter ($1,326,000 for the nine-month period), compared to $631,000 for the same quarter last year ($1,776,000 for the nine-month period). The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $24,000 for the current quarter ($74,000 for the nine-month period), compared to $126,000 for the same quarter last year ($380,000 for the nine-month period). The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

Interest income amounted to $479,000 for the current quarter ($1,702,000 for the nine-month period), compared to $591,000 for the same quarter last year ($1,475,000 for the nine-month period). The decrease in the quarter is mainly due to lower average cash balances and is partially offset by higher interest rates during the current quarter, compared to the same period last year. The increase in the nine-month period is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current period, compared to the same period last year.

Foreign exchange loss amounted to $25,000 for the current quarter ($595,000 for the nine-month period), compared to $1,700,000 for the same quarter last year ($68,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the periods.

Other income amounted to $614,000 for the current quarter ($1,207,000 for the nine-month period), compared to $291,000 for the same quarter last year ($638,000 for the nine-month period). Other income consists of non-operating revenue, primarily sub-lease revenue. The increase in the current quarter includes an amount of $332,000 in respect of the recovery of prior years' property taxes.

Share of loss in a company subject to significant influence amounted to $503,000 for the current quarter ($2,210,000 for the nine-month period), compared to $574,000 for the corresponding quarter last year ($2,153,000 for the nine-month period). Non-controlling interest amounted to $166,000 for the current quarter ($724,000 for the nine-month period), compared to $171,000 for the corresponding quarter last year ($641,000 for the nine-month period). These items result from the consolidation of the Company's interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2006, the Company had available cash, cash equivalents and marketable securities of $26,769,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by a subsidiary of Picchio Pharma Inc. (Picchio Pharma).

In addition, on August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24-month term, that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement provides for an obligation for Neurochem to drawdown at least U.S.$25,000,000 over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and the required regulatory approvals. As at September 30, 2006, the Company had not drawn any funds under the equity line of credit.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at October 31, 2006, the Company had 38,701,732 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,608,670 options granted under the stock option plan.

The Company believes that its available cash and short-term investments, expected interest income, potential funding under the equity line of credit, from potential partnerships, research and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

SUBSEQUENT EVENT

On November 3, 2006, the Company entered into a private placement of U.S.$40,000,000 aggregate principal amount of 6% senior convertible notes due in 2026, with a conversion premium of 20%. The Company has granted the U.S. registered broker-dealer a 30-day option to purchase up to an additional U.S.$2,085,000 aggregate principal amount of the notes. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. The sale of the notes is expected to close on November 9, 2006.

NEUROCHEM INC.
CONSOLIDATED FINANCIAL INFORMATION 1
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)

                                              THREE-MONTH PERIOD ENDED           NINE-MONTH PERIOD ENDED
                                                     SEPTEMBER 30                      SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS               2006            2005               2006           2005
-----------------------------------------------------------------------------------------------------------
                                             (unaudited)     (unaudited)        (unaudited)    (unaudited)

REVENUES:
   Collaboration agreement                      $    607        $    750           $  1,822       $  2,777
   Reimbursable costs                                170             170                605            827
-----------------------------------------------------------------------------------------------------------
                                                     777             920              2,427          3,604
-----------------------------------------------------------------------------------------------------------

EXPENSES (INCOME):
   Research and development                       14,461          13,945             42,529         38,807
   Research tax credits and grants                  (434)         (1,704)            (1,463)        (2,664)
   Other research and development charges          1,277            -                 1,277            -
   General and administrative                      3,042           6,737              9,850         17,819
   Arbitral award                                   -               -                 2,089            -
   Reimbursable costs                                170             170                605            827
   Stock-based compensation                        1,064             868              2,996          3,930
   Depreciation, amortization and
     write-off of patents                            424             631              1,326          1,776
   Interest and bank charges                          24             126                 74            380
-----------------------------------------------------------------------------------------------------------
                                                  20,028          20,773             59,283         60,875
-----------------------------------------------------------------------------------------------------------
   Net loss before undernoted items:             (19,251)        (19,853)           (56,856)       (57,271)

   Interest income                                   479             591              1,702          1,475
   Foreign exchange loss                             (25)         (1,700)              (595)           (68)
   Other income                                      614             291              1,207            638
   Share of loss in a company subject to
     significant influence                          (503)           (574)            (2,210)        (2,153)
   Non-controlling interest                          166             171                724            641
-----------------------------------------------------------------------------------------------------------
   NET LOSS                                     $(18,520)       $(21,074)          $(56,028)      $(56,738)
===========================================================================================================
   Net loss per share:
      Basic                                     $  (0.48)       $  (0.58)          $  (1.45)        $(1.65)
      Diluted                                   $  (0.48)       $  (0.58)          $  (1.45)        $(1.65)
===========================================================================================================

   Weighted average number of common
   shares outstanding:
      Basic                                   38,814,360      36,618,807          38,589,402    34,288,153
      Diluted                                 38,814,360      36,758,624          38,589,402    35,957,177
===========================================================================================================


                                                                                   AT              AT
                                                                               SEPTEMBER 30    DECEMBER 31
CONSOLIDATED BALANCE SHEETS                                                       2006            2005
-----------------------------------------------------------------------------------------------------------
                                                                               (unaudited)      (audited)

   Cash, cash equivalents and marketable securities                                 $26,769        $71,091
   Other current assets                                                              13,888         13,298
-----------------------------------------------------------------------------------------------------------
   Total current assets                                                              40,657         84,389
   Capital assets                                                                    10,447         10,327
   Other long-term assets                                                             2,404          2,230
-----------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                     $53,508        $96,946
===========================================================================================================

   Current liabilities                                                              $26,241        $17,420
   Long-term liabilities                                                             19,300         28,745
   Non-controlling interest                                                           1,030            509
   Shareholders' equity                                                               6,937         50,272
-----------------------------------------------------------------------------------------------------------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $53,508        $96,946
===========================================================================================================

1 Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.



Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.